Exhibit 99.1

NEWS RELEASE
Suite 215-800 West Pender St Vancouver, BC V6C 2V6 t: 604 669 2251 866 824 1100 f: 604 669 8577 w. www.kimberresources.com

NEWSLETTER FOR JUNE

July 10, 2006

VANCOUVER, BRITISH COLUMBIA - Kimber Resources Inc. (AMEX:KBX, TSX:KBR)

The Mexican Election

June closed without a clear leader in the presidential election. It would now appear at the time of writing that Calderon the PAN candidate has been declared the winner by a narrow margin. The contending issues appear to be: stay the course towards a growing market-based economy, or address the concerns of the poor first. Mexico has continued to demonstrate the importance placed on the mining industry. This, combined with the NAFTA agreement, provides a strong footing for the future. In the meantime we take pride in the positive contribution our Monterde project is likely to make to the local economy and particularly on the standard of living of the people living in the vicinity.

The Block Model

Our first, independently-prepared and audited block model resource estimate was released on June 28th. The geologic modeling in preparation for the block model took much longer than originally expected but, because the additional time was used to improve our understanding of the deposit, we regard the delay as a solid investment to achieve a reliable and accurate estimate.

The block model used exactly the same database (drilling up to February 15, 2006) as the polygonal estimate (announced April 20th) which preceded it. As is usually the case, the block model identified larger tonnage and lesser grades than the polygonal estimate. A key test of any block model is whether or not it reports a metal content similar to the polygonal estimate. In the all-important Measured & Indicated categories, this is exactly what it did (in the form of a marginal increase in gold-equivalent). As is shown schematically in the figure below, only Measured & Indicated categories can be upgraded to Reserves.

Predictably, the quantity of Inferred Resources was reduced. The criteria used in block model estimation to identify Inferred Resources are more stringent than for polygonal estimates in which a geologist can extrapolate an intercept according to his or her judgment. In contrast, the computer requires four neighbouring intercepts for any block to be recognised as mineralized. Some of the Inferred Resources will be upgraded to Measured & Indicated with additional drilling, but a significant proportion of those resources lie at deeper levels, which could not be mined for several years. Upgrading such Resources is a low priority at present.

Pre-feasibility

The economics of the deposit are now being analysed by Micon International of Toronto as part of the pre-feasibility study they are preparing. Among the key variables to be provided by such studies are the proportion of Measured & Indicated Resources which will become Reserves (i.e. will be economically viable), annual cash flows, internal rates of return, and net asset values. Typically pre-feasibility studies will identify certain features which require more work. We know the list will include silver recoveries, and condemnation drilling of leach pads and waste dumps.

Metallurgy

Little, if any, further work remains on the recovery of gold. We expect recoveries of over 90% by leaching in either heap or vat. As is so often the case in epithermal deposits, silver recoveries are generally low and require a lot more work. Only recently have we identified separate zones within the deposit where silver recoveries are high and other zones where recoveries are low. Coincidentally, all the column tests (more definitive than bottle rolls) used samples from the low recovery zones. Samples from the higher recovery zones will now be tested.

Carotare & El Orito Norte

With access roads and drill sites progressing well, we are poised to increase the rate of drilling on the Carotare deposit and the El Orito Norte targets. Our objective is to add substantially to the total Resources and to demonstrate that the system which stretches for three kilometres (Carmen to Carotare) is mineralized throughout. For comparison, the Carmen deposit alone is only about 500 metres along strike.

Correction for June 28th News Release

In the June 28th news release the sentence immediately preceding the resource table should read: “The summary table below is at a cut-off of 0.3 g/t gold for comparison with the similar table for polygonal Estimate “M”, published on April 20, 2006.” The original version mentioned Estimate “L” in error.

Robert Longe, P.Eng

President and CEO

About Kimber

Kimber Resources Inc., which holds a 100% interest in the Monterde property in the Sierra Madre of northern Mexico, is advancing the Carmen gold-silver deposit towards production. The Carmen deposit, an underground mine in the 1930’s, is a typical low sulphidation epithermal system, oxidized, and believed to be suitable for open pit mining.  Two adjacent epithermal systems first identified in 2005, the Carotare deposit and El Orito Norte exploration target appear to be similar to the Carmen. The initial resource estimate on Carotare was reported in November 2005. The goal of the company is to demonstrate at least three million resource ounces from the two deposits and exploration target identified. For further information on the company visit SEDAR or the company website at www.kimberresources.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Darren Klinck

Vice President, Corporate & Investor Relations

or

Robert Longe P.Eng

President and CEO

North America Toll Free: 1-866-824-1100

Tel: (604) 669-2251

Fax: (604) 669-8577

Website: http://www.kimberresources.com

Email: news@kimberresources.com

Cautionary Statement

Statements in this release may be viewed as forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.